June 3, 2013

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Ruth Sanders, Senior Counsel

Re:	Vanguard Chester Funds (the “Trust”)
File No. 2-92948

Dear Ms. Sanders:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Form
485APOS, filed on June 3, 2013 (the "Amendment"). The Amendment’s EDGAR accession number is
0000932471-13-006866.

The Trust requests the withdrawal of the Amendment which was filed under the incorrect 1933 Act.
No. 2-29248, and should have been filed under No. 2-92948.

If you have any questions or comments concerning the enclosed Amendment, please contact me at
(610) 669-1538.

Sincerely,

Judith L. Gaines
Associate Counsel
The Vanguard Group, Inc.

Enclosures

cc: Amy Miller, Esq.
U. S. Securities and Exchange Commission